November 13, 2019

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Mara Ransom
Mr. James Giugliano
Ms. Angela Lumley

Re:	Bio-Matrix Scientific Group, Inc.
Form 10-12G
Filed October 11, 2019
File No. 000-32201

Dear Ms.Ransom, Mr. Giugliano

and Ms. Lumley

With regard to the comments of the Staff (the “Staff”) as set forth in its letter dated November 6, 2019 (the “Comment Letter”) relating to the abovementioned filing made by Bio-Matrix Scientific Group, Inc. (The "Company").

Item 1. Business., page 3

The disclosure has been amended to read as follows:

Item 1. Business.

Bio-Matrix Scientific Group, Inc. (“Company”) was organized October 6, 1998, under the laws of the State of Delaware as Tasco International, Inc.

From October 6, 1998 to June 3, 2006 its activities have been limited to capital formation, organization, and development of its business plan to provide production of visual content and other digital media, including still media, 360-degree images, video, animation and audio for the Internet.

On July 3, 2006 the Company abandoned its efforts in the field of digital media production when it acquired 100% of the share capital of Bio-Matrix Scientific Group, Inc., a Nevada corporation, (“BMSG”) for consideration consisting of 10,000,000 shares of the common stock of the Company and the cancellation of 10,000,000 shares of the Company owned and held by John Lauring.

As a result of this transaction, the former stockholder of BMSG held approximately 80% of the voting capital stock of the Company immediately after the transaction. For financial accounting purposes, this acquisition was a reverse acquisition of the Company by BMSG under the purchase method of accounting, and was treated as a recapitalization with BMSG as the acquirer.

On April 24, 2012 the Company formed a wholly owned subsidiary called Regen Biopharma, Inc. (“Regen”). Through Regen the Company engaged primarily in the development of regenerative medical applications. On March 25, 2014 the Company paid a property dividend of 20,000,000 common shares of Regen Biopharma, Inc. to its shareholders. This dividend was distributed pro rata to all common and preferred shareholders of record as of March 18, 2014 As of September 30, 2016 the Company owned 11.64% of the share capital of Regen and exercised 57.7% of the voting power of Regen. As of approximately March 31, 2017 the Company’s percentage of the share capital and voting power of Regen fell to below 50%. As of June 30, 2019 the Company held less than 4% of the share capital and exercised less than 3% of the voting power of Regen.

Bio Matrix Scientific Group, Inc. had engaged in no material business activity until July 31, 2019 when the Company acquired 100% of the share capital of Pine Hills, Inc. (“Acquisition”), a Wyoming corporation, for consideration consisting of:

8,160,000,000 common shares of the Company issued to Heather Cassady, the sole shareholder of Pine Hills, Inc. (“Pine Hills Shareholder”)

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The agreement that the sole officer and director of the Company shall resign and the Company shall appoint the nominees of the Pine Hills Shareholder to serve as Chairman of the Company, Chief Executive Officer of the Company, Chief Financial Officer of the Company, Secretary of the Company and Treasurer of the Company.

The cancellation by the Company of all outstanding shares of Series AA and Series AA Preferred stock of the Company.

Upon completion of the Acquisition, the Pine Hills shareholder owned approximately 54% of the voting capital stock of the Company immediately after the transaction. For financial accounting purposes, this acquisition was a reverse acquisition of the Company by Pine Hills, Inc. and was treated as a recapitalization with Pine Hills Inc. as the acquirer.

The Company, through its wholly owned subsidiary Pine Hills, Inc., provides the following services:

1. Long term data and document storage

2. Daily data backup

3. The setup of Cloud systems for multiple location information distribution and sharing

Long Term data and document storage includes assisting a client in determining the optimal storage scenario ( including cloud, external hard drives, or offsite servers) for the client’s needs taking into account factors including cost factor issues, quantity of data being stored, need for out of office access and sensitivity of data being stored. Document storage also includes converting hard copy documents into digital files.

Daily data backup services entail working with a client to determine optimum frequency of data archival activities as well as optimal security levels in regards to archived data.

The setup of Cloud systems for multiple location information distribution and sharing entails establishing remote accessibility and security sensitivity for data management. The type of cloud service selected is based on a grid where ease of access remotely versus level of security needed are balanced based upon client needs.

The Company primarily markets its services to small businesses within Southern California which do not possess in house Information Technology departments. From the period from inception (February 7, 2019) to July 31, 2019 Pine Hills, Inc. generated revenue of $12,879. 100% of revenue was attributable to the providing of long term data and document storage.

Within the last three years we have not:

been in bankruptcy, receivership or any similar proceeding;

been in default of the terms of any note, loan, lease, or other indebtedness or financing arrangement requiring the issuer to make payments been subject to any current, past, pending or threatened legal proceedings or administrative actions either by or against us that could have a material effect on our business, financial condition, or operations and any current, past or pending trading suspensions by a securities regulator

Item 2. Financial Information.

Management's Discussion and Analysis, page 5

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The disclosure has been amended to read as follows:

Item 2. Financial Information.

Management's discussion and analysis of financial condition and results of operations

As of July 31, 2019 the Company had Cash of $1,722 and Current Liabilities of $67,687 consisting of Notes Payable and Accounts Payable. During the period beginning with the inception of Pine Hills, Inc. ( February 7, 2019) and ending July 31, 2019 the Company had revenues of $12,879 and operating income of $742. The Company is unaware of any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the Company's liquidity increasing or decreasing in any material way. From inception to the date of this document sources of liquidity for our operating subsidiary have primarily been revenues from operations.

Revenues recognized during the period beginning with the inception of Pine Hills, Inc. ( February 7, 2019) and ending July 31, 2019 revenues earned of $12,879 were attributable to fees collected for the providing of long term data and document storage services.

During the period beginning with the inception of Pine Hills, Inc. ( February 7, 2019) and ending July 31, 2019 the Company recognized a Net Loss of $1,573,483 primarily attributable to a one time noncash charge of $1,574,225 resulting from the aggregate of:

15, 616,865, 172 Common Shares of the Company recognized in the reverse merger with Pine Hills, Inc. (“Reverse Merger”) at par value ($0.0001)

2,025,846 Preferred Shares of the Company recognized in the Reverse Merger at par value ($0.0001)

724,222 of the Series B Preferred Shares of the Company recognized in the Reverse Merger at par value ($0.0001)

a noncash charge of $12,483 representing the net liabilities recognized in the Reverse Merger.

During the period beginning with the inception of Pine Hills, Inc. ( February 7, 2019) and ending July 31, 2019 the Company recognized Operating Expenses of $12,137. The largest component of those expenses was compensation of $11,426 paid to Heather Cassady who serves as Chief Technology Officer of Pine Hills, Inc. and President of Pine Hills, Inc.

As our operating subsidiary was not formed until February 7, 2019 there is no comparable prior period.

The Company is unaware of any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. For the period beginning with the inception of Pine Hills, Inc. ( February 7, 2019) and ending July 31, 2019 inflation and changing prices have not had a material impact on the Company's net sales and revenues and on income from continuing operations.

The Company feels it will not be able to satisfy its cash requirements over the next twelve months and shall be required to seek additional financing.

The Company currently plans to raise additional funds primarily by offering securities for cash.

There is no guarantee that we will be able to raise any capital through any type of offerings. We cannot assure that we will be successful in obtaining additional financing necessary to implement our business plan. We have not received any commitment or expression of interest from any financing source that has given us any assurance that we will obtain the amount of additional financing in the future that we currently anticipate. For these and other reasons, we are not able to assure that we will obtain any additional financing or, if we are successful, that we can obtain any such financing on terms that may be reasonable in light of our current circumstances.

As of September 27, 2019 we are not party to any binding agreements which would commit the Company and/or the Company’s operating subsidiary to any material capital expenditures.

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Item 11. Description of Registrant's Securities to be Registered, page 16

The disclosure has been amended to read as follows:

Item 11. Description of Registrant’s Securities to be Registered.

Common Stock

The Common Stock has a par value of $0.0001 per share. The Number of shares of Common Stock Authorized is 16,000,000,000 shares. With respect to each matter submitted to a vote of stockholders of the Company, each holder of Common Stock shall be entitled to cast that number of votes which is equivalent to the number of shares of Common Stock owned by such holder times one (1).

The Company is also authorized to issue, exclusive of Non Voting Convertible Preferred Stock, 20,000,000 shares of Preferred Stock with a par value of $0.0001 each:

2,000,000 shares of Series B Preferred stock of which 724,198 are issued and outstanding as of July 31, 2019.

With respect to each matter submitted to a vote of stockholders of the Company, each holder of Series B Preferred Stock shall be entitled to cast that number of votes which is equivalent to the number of shares of Series B Preferred Stock owned by such holder times two (2).

100,000 shares of Series AA Preferred Stock of which 0 shares are issued and outstanding as of July 31, 2019..

With respect to each matter submitted to a vote of stockholders of the Company, each holder of Series AA Preferred Stock shall be entitled to cast that number of votes which is equivalent to the number of shares of Series AA Preferred Stock owned by such holder times ten thousand (10,0000).

1,000,000 shares of Series AAA Preferred Stock of which 0 shares are issued and outstanding as of July 31, 2019..

With respect to each matter submitted to a vote of stockholders of the Company, each holder of Series AAA Preferred Stock shall be entitled to cast that number of votes which is equivalent to the number of shares of Series AAA Preferred Stock owned by such holder times one hundred thousand (100,000).

The Company is authorized to issued 200,000 shares of Non Voting Convertible Preferred Stock with a par value of $1.00 each of which 0 shares are issued and outstanding as of July 31, 2019

Each Non Voting Convertible Preferred Stock shall convert at the option of the holder into shares of the Company’s common stock at a conversion price equal to seventy percent (70%) of the lowest Closing Price for the five (5) trading days immediately preceding written receipt by the Company of the holder’s intent to convert.

“CLOSING PRICE" shall mean the closing bid price for the Company’s common stock on the Principal Market on a Trading Day as reported by Bloomberg Finance L.P.

“PRINCIPAL MARKET" shall mean the principal trading exchange or market for the corporation’s common stock.

“TRADING DAY” shall mean a day on which the Principal Market shall be open for business.

The rights evidenced by the common shares to be registered may be materially limited in the event that the Company issues shares of either Series B Preferred stock, Series AA Preferred stock , Series AAA Preferred stock or Non Voting Convertible Preferred Stock either due to severe dilution of voting power attributable to the superior voting rights of Series B Preferred stock, Series AA Preferred stock , Series AAA Preferred stock or through dilution of the Common Shares outstanding due to potential conversions of the Non Voting Convertible Preferred Stock.

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Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

A. Basis of Accounting, page 23

The disclosure has been revised to read as follows:

A. BASIS OF ACCOUNTING

The financial statements have been prepared using the basis of accounting generally accepted in the United States of America. Under this basis of accounting, revenues are recorded as earned and expenses are recorded at the time liabilities are incurred. The Company has adopted a July 31 year-end.

Note 1 – I. Revenue Recognition, page 25

The disclosure has been revised to read as follows:

Note 1 – I. Revenue Recognition, page 25

I. REVENUE RECOGNITION

During the period beginning with inception (February 7, 2019) and ending July 31, 2019 the Company recognized revenue in accordance with ASC 606. The core principle of ASC 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: Step 1: Identify the contract(s) with a customer. Step 2: Identify the performance obligations in the contract. Step 3: Determine the transaction price. Step 4: Allocate the transaction price to the performance obligations in the contract. Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

In order to achieve the core principle of ASC 606, the Company applies the following steps with regard to recognition of revenue:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when the Company satisfies a performance obligation.

During the period beginning with inception ( February 7, 2019) and ending July 31, 2019 the Company recognized revenue of $12,879. Revenue was generated by the providing of long term data storage services and data backup services to customers. Revenues from contracts with customers are recognized when: (i) persuasive evidence of an arrangement exists; (ii) services have been completed; (iii) the price is fixed or determinable; and (iv) collectability is reasonably assured. These terms are typically met upon the invoicing of services. Payment is typically due immediately upon submission of invoice. Invoices are submitted once all performance obligation have been met by the Company. Performance obligations are considered to have been met by the Company once all services contracted to be rendered have been provided. The Company has not provided warranties of any kind to customers during the period beginning with inception ( February 7, 2019) and ending July 31, 2019. The Company has determined that for period beginning with inception ( February 7, 2019) and ending July 31, 2019 revenues recognized were identically similar in regard to nature, amount, timing, and uncertainty of revenues that disaggregation was not required. Pricing of services during the period was determined by Pine Hill’s Chief Technology Officer based on the officer’s sole determination taking into account factors including level of expertise required to complete the task and time required to complete the task. Performance obligations in regards to Long Term data and document storage are considered completed when all of paper documents are digitized ( if applicable) and an appropriate storage scenario ( including cloud, external hard drives, or offsite servers) for the client’s needs has been identified and implemented.

Performance obligations in regards to data backup services are considered completed when an optimum frequency of data archival activities as well as optimal security levels to be utilized by the customer are established in consultation with the Company .

All revenue earned during the period was attributable to contracts with customers. The Company determined that all contracts entered into during the period are substantially similar in regard to factors to be considered as per ASC 606-10-50-5. During the period beginning with inception (February 7, 2019) and ending July 31, 2019 all performance obligations required of the Company pursuant to contracts with customers entered into by the Company were completed within the period. During the period beginning with inception (February 7, 2019) and ending July 31, 2019 all consideration due to the Company pursuant to contracts with customers was paid to the Company within the period. The customer is determined to have control of the services to be provided once services have been completed.

Sincerely,

Timothy Foat

CEO

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